Exhibit 12.1
EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2011

Excluding interest on deposits
Income before income tax expense	$22,002

Fixed charges:
Interest expense	7,643
One-third of rents, net of income from subleases (a)	421

Total fixed charges	8,064

Less: Equity in undistributed income of affiliates	(29)

Income before income tax expense and fixed charges, excluding capitalized interest	$30,037

Fixed charges, as above	$8,064

Ratio of earnings to fixed charges	3.72

Including interest on deposits
Fixed charges, as above	$8,064

Add: Interest on deposits	3,038

Total fixed charges and interest on deposits	$11,102

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$30,037

Add: Interest on deposits	3,038

Total income before income tax expense, fixed charges and interest on deposits	$33,075

Ratio of earnings to fixed charges	2.98

(a)	The proportion deemed representative of the interest factor.